December 2, 2024

Michael Cavanaugh
Chief Executive Officer
RANGE IMPACT, INC.
200 Park Avenue, Suite 400
Cleveland, Ohio 44122

       Re: RANGE IMPACT, INC.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 14, 2024
           File No. 333-279203
Dear Michael Cavanaugh:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Amended Registration Statement on Form S-1
Our Business, page 5

1.     We note your response to prior comment 4 and your revised disclosure.
Please
       reconcile your disclosure on page 5 that you commenced researching the development of cannabinoid pharmaceutical candidates known as cannabosides principally for the treatment of serious neurological and inflammatory disorders, a research activity you continue to conduct, with your disclosure elsewhere that you are no longer in the cannabinoid drug development business. Also, please describe your interests in Placer Biosciences, Inc. and provide a brief description of that business.
Signatures, page 36

2. Refer to prior comment 13. Please revise the signature section to also have Patricia
 December 2, 2024
Page 2

      Missal sign below the signature block which references this registration statement has been signed by the following persons in the capacities and on the dates indicated.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Howard M. Groedel, Esq.